Exhibit (a)(5)(O)

200 Crossing Boulevard, Bridgewater, NJ 08807

Synchronoss Successfully Completes Tender Offer to Acquire Intralinks Holdings, Inc.

Press Release:

BRIDGEWATER, NJ and NEW YORK, NY — January 19, 2017 - Synchronoss Technologies, Inc. (NASDAQ: SNCR) today announced that it has successfully completed its tender offer to acquire all outstanding shares of Intralinks Holdings, Inc. (NYSE: IL) at a price of $13.00 per share in cash, without interest and subject to any required withholding taxes.

Intralinks has been used by more than three million professionals at 99% of Fortune 1000 companies, who have depended on the company’s experience in enabling high-stakes transactions and business collaborations around the globe. To date, $31.3 trillion worth of financial transactions have been executed on Intralinks’ secure, cloud-based platform, making Intralinks the preferred provider of enterprise collaborative technology.

In connection with the acquisition, Synchronoss is paying $13.00 per Intralinks share in cash. Synchronoss has completed the tender offer for all outstanding shares of Intralinks by accepting for payment all such shares validly tendered and not properly withdrawn as of the expiration time of the tender offer (including shares delivered pursuant to notices of guaranteed delivery), which represented approximately 81.8% of Intralinks’ outstanding shares. Subsequently, a wholly owned subsidiary of Synchronoss is expected to merge with and into Intralinks, resulting in Intralinks becoming a wholly owned subsidiary of Synchronoss. All remaining shares of Intralinks not purchased by Synchronoss in the tender offer (other than shares held by Intralinks as treasury stock and shares subject to properly exercised appraisal rights claims) will be converted into the right to receive the aforementioned cash payment upon consummation of the merger, which is expected to occur promptly today.  A notice of delisting with respect to shares of Intralinks is expected to be filed promptly by the New York Stock Exchange.

About Synchronoss Technologies, Inc.

Synchronoss Technologies, Inc. (NASDAQ: SNCR) is the leading innovator of cloud solutions and secure enterprise productivity software for companies across the globe.  The company’s proven, scalable and patented technology solutions allow customers to connect and synchronize connected devices and services that empower enterprises and consumers to live in a connected world. For more information visit us at: www.synchronoss.com.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding acquisition synergies and benefits to Synchronoss, the expected consummation of the merger, the expected delisting of Intralinks shares from the New York Stock Exchange and the other risk factors set forth from time to time in Synchronoss’ most recent Annual Report on Form 10-K, Synchronoss’ most recent Quarterly Report on Form 10-Q and Synchronoss’ other filings with the SEC, copies of which are available free of charge at the SEC’s website at www.sec.gov or upon request from Synchronoss’ investor relations department. All forward-looking statements herein reflect Synchronoss’ opinions only as of the date of this release, and Synchronoss undertakes no obligation, and expressly disclaim any obligation, to update forward-looking statements herein in light of new information or future events.

Synchronoss and the Synchronoss logo are trademarks of Synchronoss Technologies, Inc. All other trademarks are property of their respective owners.

Source: Synchronoss Technologies, Inc.

Contact: Synchronoss Technologies, Inc.

Investor and Media:

Daniel Ives, +1 908-524-1047